SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 24, 2002

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

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(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on July 24, 2002 as follows:

**Cliffs Announces Amendment of Iron Ore Pellet
Sales Agreement with Rouge Industries**

CLEVELAND, OH – July 24, 2002 – Cleveland-Cliffs Inc (NYSE:CLF) today announced an amendment of its iron ore pellet sales agreement with Rouge Industries, Inc. (NYSE:ROU), which provides that Cliffs will be the sole supplier of iron ore pellets to Rouge. Cliffs also announced that it has loaned $10 million to Rouge on a secured basis, with a final maturity in 2007.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "We are pleased to announce the amendment of our sales agreement with Rouge. Cliffs has a long and valued relationship with this important customer. Sales to Rouge, which were less than 1 million tons in 2001, are expected to approximate 1.3 million tons in 2002. Rouge is expected to purchase in excess of 3 million tons per year beginning in 2003, and has annual minimum obligations through 2007."

* * * * * * *

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors; such as: changes in the demand for iron ore pellets by Rouge, or events or circumstances that could impair or adversely impact the ability of Cliffs or Rouge to perform under these arrangements.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

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SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: July 25, 2002

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